February 10, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lpath, Inc. (the “Company”)
Registration Statement on Form S-1
Registration File No. 333-178352

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m., Eastern Time, on February 13, 2012, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

MORGAN JOSEPH TRIARTISAN, LLC

By:	/s/ Mary L. Malanoski
Name:	Mary L. Malanoski
Title:	Vice Chair

SUMMER STREET RESEARCH PARTNERS

By:	/s/ Al Sollami
Name:	Al Sollami
Title:	Chief Executive Officer